

July 1, 2014

Via E-mail
Mr. Philip G. Franklin
Senior Vice President and Chief Financial Officer
Littelfuse, Inc.
8755 West Higgins Road, Suite 500
Chicago, Illinois 60631

RE: **Littelfuse, Inc.**
 Form 10-K for Fiscal Year Ended December 28, 2013
 Filed February 25, 2014
 Form 8-K dated May 31, 2013
 Filed June 5, 2013
 File No. 000-20388

Dear Mr. Franklin:

We have reviewed your response letter dated June 19, 2014 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K dated May 31, 2013 and filed June 5, 2013

1. In response to prior comment 3, you provided us with your significance calculations. Please explain to us how you determined the purchase price of $144.4 million shown in Exhibit A to your response. Reconcile that to your disclosure in Note 2 of your December 28, 2013 Form 10-K which appears to show that the U.S. GAAP purchase price was $160.4 million, including the cash acquired in the acquisition of $16 million. Explain why you believe it is

appropriate to net the purchase price with the cash acquired. Refer to FASB ASC 805-30-30-7.

2. Also, we note that your income test uses operating income and not income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle as required by Rule 1-02(w) of Regulation S-X. Please revise or explain why the amounts shown in Appendix A of your response letter comply.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant